[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

Via EDGAR Correspondence

November 5, 2008

Vincent DiStefano, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Integrity Funds
File Nos. 033-53698 and 811-07322

Dear Mr. DiStefano:

In connection with the finalization of the prospectus to be dated November 10, 2008 for The Integrity Funds (the "Trust") (primarily in connection with changing the name of the Integrity Small Cap Growth Fund to the "Williston Basin/Mid-North America Stock Fund" with a related principal strategy change), the purpose of this letter is to bring to your attention the following disclosure-related changes since the Trust's August 27, 2008 filing pursuant to Rule 485(a)(1) of the Securities Act of 1933:

(1)

As noted in our August 27, 2008 transmittal letter (copy attached), it was initially contemplated that the performance information in the average annual total returns charts in the prospectus (a) for the Williston Basin/Mid-North America Stock Fund would be restated to reflect a reduction in maximum up-front sales charge which is scheduled to become effective on November 10, 2008 and (b) for the Integrity Growth & Income Fund would be restated to reflect the elimination of sales charges which became effective on September 2, 2008; however, the relevant Trust personnel have found that they are unable to readily perform the calculations needed for these restatements and, accordingly, the prospectus will retain the performance information for the 2007 calendar year that was included in the Trust's May 1, 2008 prospectus.

(2)

As indicated in the form of prospectus filed on August 27, 2008, it was originally contemplated that information would be presented in the average annual total returns table for the Williston Basin/Mid-North America Stock Fund for both a new broad-based securities index (the Russell 3000 Index) and, in addition, a new, more narrowly based Lipper index; however, the relevant Trust personnel have decided to include only the new broad-based securities index as they were unable to identify a narrowly based index that they believed to be sufficiently comparable.

Please call me at (312) 845-3446 if you have any questions or issues you would like to discuss regarding these matters.

Very truly yours,

CHAPMAN AND CUTLER LLP

By:	/s/Suzanne M. Russell
Suzanne M. Russell

Enclosures

[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

August 27, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Integrity Funds (the "Trust")

Ladies and Gentlemen:

The Integrity Funds (the "Registrant") is transmitting Post-Effective Amendment No. 46 to the Registration Statement on Form N-1A for electronic filing under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (under which it is Amendment No. 47). This Amendment is being filed pursuant to Rule 485(a)(1) of the 1933 Act and is primarily with respect to the Integrity Small Cap Growth Fund (the "Fund"), a series of the Trust, which is a multi-series investment company. Please note that it is proposed that the name of the Integrity Small Cap Growth Fund will be changed to the "Williston Basin/Mid-North America Stock Fund" and that the principal strategy of the Fund will be changed accordingly, as set forth in the Amendment. It is also proposed that the maximum up-front sales charge for the Fund will be reduced from 5.75% to 5.00%, and we note that, as indicated, the performance information for the Fund included in the prospectus will be restated to reflect the lower sales charge.

In addition, the Amendment reflects the elimination of up-front and contingent deferred sales charges and a reduction in 12b-1 fees for the Integrity Growth & Income Fund, another series of the Trust, both of which changes will become effective as of September 2, 2008. We note that, as indicated, the performance information for this fund included in the prospectus will be restated to reflect the elimination of sales charges. Finally, with respect to the Integrity High Income Fund, another series of the Trust, we note that shareholder approval is currently pending for a new sub-advisory agreement and a multi-manager structure for such fund and, accordingly, certain related information in the prospectus and statement of additional information is bracketed.

If we may cooperate with you in any way in the processing of this registration statement, please telephone Felice Foundos at (312) 845-3864 or the undersigned at (312) 845-3446.

Very truly yours,

CHAPMAN AND CUTLER LLP

By:	/s/Suzanne M. Russell
Suzanne M. Russell

Enclosures

cc:	Laura Anderson
Brent Wheeler